SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)
SCI ENGINEERED MATERIALS INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)

78402S108
(CUSIP Number)


12/31/2019
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)


CUSIP No. 78402S108	Page 1 of 4 Pages

1)
Names of Reporting Persons: HUNTINGTON BANCSHARES INCORPORATED
IRS Identification No. Of Above Persons: 31-0966785

2)
2) Check the Appropriate Box if a Member of a Group
(See Instructions) Not Applicable
a)          b)
3)
3) SEC USE ONLY

4)
4) Citizenship or Place of Organization
COLUMBUS, OH
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
5)
Sole Voting Power
283,756

6)
Shared Voting Power
0

7)
Sole Dispositive Power
283,756

8)
Shared Dispositive Power
0

9)
Aggregate Amount Beneficially Owned by Each Reporting Person
283,756
10)
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares Not Applicable See Instructions
11)
Percent of Class Represented by Amount in Row (9)
6.53%

12)
Type of Reporting Person (See Instructions)
HC

























CUSIP No. 78402S108	Page 2 of 4 Pages

ITEM 1(a). - NAME OF ISSUER:
	SCI ENGINEERED MATERIALS INC

ITEM 1(b). - ADDRESS OF ISSUER?S PRINCIPAL EXECUTIVE OFFICES:
2839 Charter Street
COLUMBUS, OH 43228


ITEM 2(a). - NAME OF PERSON FILING:
HUNTINGTON BANCSHARES INCORPORATED AND ANY OTHER REPORTING PERSON
IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO
ITEM 2(b). - ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 41 S. HIGH STREET
COLUMBUS, OH 43287
(FOR ALL REPORTING PERSONS)

ITEM 2(c). - CITIZENSHIP:
UNITED STATES OF AMERICA

ITEM 2(d). - TITLE OF CLASS OF SECURITIES:
COMMON STOCK

ITEM 2(e). - CUSIP NUMBER:
78402S108

ITEM 3. - IF THIS STATEMENT IS FILED PURSUANT TO
RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of
	the Investment Company Act of 1940;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with
	Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with
	Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal
	Deposit Insurance Act;

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
(i)	Investment Company Act;


(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


CUSIP No. 78402S108	Page 3 of 4 Pages

ITEM 4. - OWNERSHIP.
THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE
HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE

ITEM 5. - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
NOT APPLICABLE
ITEM 6. - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. NOT APPLICABLE

ITEM 7. - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8. - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. - NOTICE OF DISSOLUTION OF GROUP.
NOT APPLICABLE


CUSIP No. 78402S108	Page 4 of 4 Pages

ITEM 10. - CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.


SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Huntington Bancshares Incorporated


By:	/s/ Jana J. Litsey
Name: Jana J. Litsey
Title: General Counsel



EXHIBIT 1

THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION
OF EACH SUBSIDIARY OF HUNTINGTON BANCSHARES INCORPORATED, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER`S COMMON STOCK. PLEASE
REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF
EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY	ITEM 3 CLASSIFICATION
HUNTINGTON NATIONAL BANK	BK

NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF HUNTINGTON BANCSHARES INCORPORATED